                                     Filed by Seacoast Financial Services
                                     Corporation Pursuant to Rule 425 under
                                     the Securities Act of 1933, as amended.

                                     Subject Company: Bay State Bancorp, Inc.
                                     Commission File No.: 001-13691



                                 [SEACOAST LOGO]

                                 ACQUISITION OF

                         [BAY STATE BANCORP, INC. LOGO]


================================================================================

                               December 19, 2002

FORWARD LOOKING STATEMENT

This presentation contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Bay State Bancorp, Inc. may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; (5) the stockholders of Bay State may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Bay State's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the Securities and Exchange Commission. Neither Seacoast Financial nor Bay State undertakes or intends to update any forward-looking statements.


[SEACOAST LOGO]                        1          [BAY STATE BANCORP, INC. LOGO]

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TRANSACTION SUMMARY

Transaction Value:                  $26.42(1)

Aggregate Value:                    Approximately $137.8 million (including options)

Consideration/Election Procedure:   55% Stock / 45% Cash; subject to proration

Pricing Mechanism:                  Exchange ratio of 1.257 on stock consideration and cash
                                    consideration of $27 per share are both fixed

Collars:                            None

Walk Away:                          Double trigger - (1) 10% absolute decline as compared to
                                    the average closing price of Seacoast's common stock at
                                    announcement; and (2) by more than 20% decline relative to an index comprised of peer companies.

Estimated Cost Savings:             20% of Bay State's expenses in the first year and 35% in the second year

Termination Fee:                    $6.0 million payable upon termination, 4.3% of deal value of proposed transaction

Due Diligence:                      Completed

Board Representation:               2 Bay State Directors to be added to pro-forma total of 16
                                    Seacoast board seats

Required Approvals:                 Bay State shareholders and Customary regulatory approvals

Expected Closing:                   Second quarter of 2003

Pro-Forma Ownership                 87% SCFS / 13% BYS

----------------
(1) BASED ON SCFS CLOSING PRICE OF $20.64 ON DECEMBER 19, 2002


[SEACOAST LOGO]                        2          [BAY STATE BANCORP, INC. LOGO]

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SNAPSHOT OF BAY STATE BANCORP

BAY STATE'S OPERATIONS AND BUSINESS ARE AN EXCELLENT FIT WITH THOSE OF
SEACOAST'S

STRONG FINANCIAL PERFORMANCE(1)

     o    1.40% Return on Average Assets

     o    13.68% Return on Average Equity

     o    4.71% Net Interest Margin


ATTRACTIVE COMMUNITY BANKING FRANCHISE

     o    $563 million in assets

     o    $484 million in loans

     o    $356 million in deposits (67% transaction and savings accounts)

     o Approximately 47% of Bay State's loans are multi-family and commercial real-estate

     o Operates 6 branches in Brookline, Norwood, Westwood, Dedham, Boston and Walpole

     o    Pristine asset quality


----------------
(1) FISCAL YEAR-TO-DATE FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2002


[SEACOAST LOGO]                        3          [BAY STATE BANCORP, INC. LOGO]


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SNAPSHOT OF BAY STATE BANCORP

FRANCHISE ENHANCING

     o    Consistent with our long-term strategic plan

     o Extends Seacoast's franchise into "deposit and loan/customer-rich" markets

     o    Provides meaningful entry platform to Boston metropolitan area

     o    Enhances diversification of Seacoast's loan portfolio and deposit base

     o    Further improves our asset quality profile


SOLID BALANCE SHEET / GROWTH OPPORTUNITIES

     o    Bay State has excellent asset quality and an attractive deposit mix

     o    Growth potential from:

          o    Higher legal lending limit

          o Leveraging our expertise in consumer commercial and residential lending

          o Cross-sell of Seacoast's broader product array and alternative delivery systems


[SEACOAST LOGO]                                  [BAY STATE BANCORP, INC. LOGO]

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FINANCIALLY ATTRACTIVE (WITH CONSERVATIVE ASSUMPTIONS)

     o As structured, the transaction is expected to be 1.7%, or 3 cents, accretive to GAAP EPS and 3%, or 5 cents, accretive to cash EPS in the first full year and 8 cents accretive to GAAP EPS and 11 cents accretive to cash EPS in the second year.

     o Annual Cost savings assumed are $4.4 million (or 35% of Bay State's non-interest expenses with 57% of these achieved in year one and 100% achieved in year two).

     o No revenue enhancements have been assumed, but many opportunities have been identified.

     o    Mix of cash and stock is a favorable financing option.

     o    Favorably priced relative to comparable transactions.

     o    Effective use of capital.


[SEACOAST LOGO]                        5          [BAY STATE BANCORP, INC. LOGO]

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TRANSACTION RATIONALE

LOW LEVEL OF EXECUTION RISK

     o Seacoast has demonstrated success in executing and integrating similar transactions
          o    Home Port - $328 million total assets
          o    Sandwich - $519 million total assets

     o    No unusual or unfamiliar lines of business

     o    Straight forward balance sheet

     o    Minimal business disruption expected given no branch overlap


[SEACOAST LOGO]                        6          [BAY STATE BANCORP, INC. LOGO]

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OPPORTUNITY FOR EXPANSION -  BOSTON METRO AREA

                                     [MAP]


[SEACOAST LOGO]                        7          [BAY STATE BANCORP, INC. LOGO]

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DEAL PRICING

                                                         Pricing of Comparable
                                                            Transactions(3)
                                                         ----------------------
                                                           Median       Mean
                                                         ----------  -----------
Price / LTM Reported EPS:(1)                   18.6x          18.8x        18.6x

Price / Estimated Fiscal Year 2004 EPS:(1)     15.5x          17.7x        17.3x

Price / Book Value:(2)                        212.0%         255.2%       230.7%

Price / Tangible Book Value:(2)               212.0%         255.2%       243.2%

Based on Seacoast closing price of $20.64 on 12/19/02 with 55% stock and 45% cash mix.

----------------
(1) LTM EPS AS REPORTED BY SNL SECURITIES. FY04E EPS OF $1.70 PER SHARE IS I/B/E/S MEDIAN EARNINGS ESTIMATE, BASED ON MARCH 2004 FISCAL YEAR END.

(2)  BASED ON STATED BOOK VALUE AND INTANGIBLE ASSETS AS OF SEPTEMBER 30, 2002.

(3) TRANSACTIONS ANN. SINCE 11/1/01 WHERE SELLER IS A BANK OR THRIFT LOCATED IN MA, CT OR NH.


[SEACOAST LOGO]                        8          [BAY STATE BANCORP, INC. LOGO]

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PRO FORMA IMPACT BASED ON EARNINGS ESTIMATES

                                                    2003
                                               --------------
($ in millions except per share amounts)
SCFS Net Income(1)                                  $ 38.5
BYS Net Income(2)                                      8.3
                                                 ----------

Combined Earnings                                   $ 46.8

Cost Savings (after-tax)                               1.6
Cost of Cash                                         (1.9)
New CDI Intangible Amortization                      (0.7)
Other                                                (0.2)
Cost of Asset/Liability Management                   (0.5)
                                                 ----------

Pro Forma Earnings*                                 $ 45.2
                                                 ==========

Pro Forma Cash Earnings(3)                          $ 46.7
Pro Forma GAAP Earnings                             $ 45.2

Average Diluted Shares Outstanding                    26.8

Pro Forma GAAP EPS                                  $ 1.69

Cash EPS Accretion/(Dilution)                         3.0%
GAAP EPS Accretion/(Dilution)                         1.7%

----------------
(1)  RBCO estimate of $1.66

(2)  I/B/E/S estimate of $1.70 for the fiscal year end March 30, 2004

(3) Pro forma cash earnings adds back approximately $1.5 of amortization of intangibles, which includes existing intangibles and new intangibles from the transaction

*    May not add due to rounding


[SEACOAST LOGO]                        9          [BAY STATE BANCORP, INC. LOGO]

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ESTIMATED COST SAVES

                                     Bay State         20%             35%
                                        LTM          Year One       Year One
                                    ------------   -------------  --------------
($ in millions)

SOURCES OF COST SAVINGS

Salaries and Benefits                     $ 8.1            $2.0            $2.8

Other Operating                           $ 4.5            $0.5            $1.6
                                    ------------   -------------  --------------

Total (Pre-Tax)                           $12.6            $2.5            $4.4


[SEACOAST LOGO]                        10         [BAY STATE BANCORP, INC. LOGO]

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ESTIMATED DEAL COSTS

                                                    Cost
                                               ---------------
                                               ($ in millions)
Employee-Related                                     $16.5

Conversion / Integration                             $ 0.8

Transaction Costs                                    $ 2.6

Total Merger Costs (Pre-Tax)                         $19.9


[SEACOAST LOGO]                        11         [BAY STATE BANCORP, INC. LOGO]

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STRONG PRO FORMA FINANCIAL POSITION

                                                        AT SEPT. 30, 2002
                                                   ---------------------------       PRO FORMA
(000'S)                                                 SCFS          BYS           AT CLOSE (A)
                                                   -------------  ------------   ------------------
BALANCE SHEET ITEMS:

ASSETS                                               $3,722,708      $563,478           $4,324,843
LOANS                                                 2,882,918       490,236            3,373,154
INTANGIBLE ASSETS                                        35,655             0              134,210
DEPOSITS                                              2,433,545       356,288            2,789,833
EQUITY                                                  321,604        55,464              412,925
LOAN LOSS RESERVE                                        33,141         4,748               37,889
CAPITAL SECURITIES                                       55,017             0               55,017

CAPITAL RATIOS:

EQUITY/ASSETS                                              8.64%         9.84%                9.55%
TANG. EQUITY/ASSETS                                        7.76%         9.84%                6.65%
TIER 1 CAPITAL RATIO                                      13.40%        10.59%               10.85%

ASSET QUALITY RATIOS

NPLS/LOANS                                                 0.39%         0.03%                0.33%
LOAN LOSS RESERVE/NPL'S                                  297.58%      3252.05%              335.81%
LOAN LOSS RESERVE/LOANS                                    1.15%         0.97%                1.12%

----------------
(A) Balance sheet data as of September 30, 2002 as adjusted to include earnings to close, the impact of one-time charges and other purchase accounting adjustments including the stock consideration issued to Bay State.


[SEACOAST LOGO]                        12         [BAY STATE BANCORP, INC. LOGO]

SOLIDIFIES POSITION AS THE LARGEST PUBLICLY-TRADED MASSACHUSETTS-BASED THRIFT

                                                               ASSETS
                                                                 9/30
      COMPANY NAME                                  TICKER     ($000)
     ---------------------------------------------  ------  ---------
       SEACOAST PRO FORMA                           SCFS    4,324,843
     ----------------------------------------------------------------
    1  SEACOAST FINANCIAL SERVICES CORPORATION      SCFS    3,722,708
    2  FIRSTFED AMERICA BANCORP, INC.               FAB     2,523,019
    3  First Essex Bancorp, Inc.                    FESX    1,765,905
    4  BostonFed Bancorp, Inc.                      BFD     1,552,493
    5  Brookline Bancorp, Inc.                      BRKL    1,451,318
    6  Port Financial Corp.                         PORT    1,443,634
    7  Berkshire Hills Bancorp, Inc.                BHL     1,066,642
    8  MASSBANK Corp.                               MASB    1,003,820
    9  Abington Bancorp, Inc.                       ABBK      937,838
   10  Westfield Financial Inc. (MHC)               WFD       795,397
   11  Woronoco Bancorp Inc.                        WRO       717,659
   12  BAY STATE BANCORP, INC.                      BYS       563,478


[SEACOAST LOGO]                        13         [BAY STATE BANCORP, INC. LOGO]

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AN ATTRACTIVE AND COMPLEMENTARY LOAN PORTFOLIO

                                                 % OF             % OF                 % OF
                                        SCFS     TOTAL     BYS    TOTAL     PRO FORMA  TOTAL
                                     ----------  -----  --------  -----    ----------  -----
($000'S)
COMMERCIAL AND INDUSTRIAL            $  121,029   4.2%  $ 12,807   2.6%    $  133,836   4.0%

REAL ESTATE:
     CONS. & LAND DEVELOPMENT           114,175   4.0%    29,868   6.0%       144,043   4.3%
     1-4 FAMILY RESIDENTIAL           1,419,554  49.4%   204,145  40.9%     1,623,699  48.1%
     COMMERCIAL MORTGAGES               339,247  11.8%   132,590  26.6%       471,837  14.0%
     MULTI-FAMILY                        14,155   0.5%   103,346  20.7%       117,501   3.5%
     OTHER                               65,353   2.3%         0   0.0%        65,353   1.9%

CONSUMER                                801,909  27.9%    15,818   3.2%       817,727  24.2%
                                     ----------         --------           ----------

TOTAL LOANS                          $2,875,422         $498,574           $3,373,996
                                     ==========         ========           ==========


-----------------
NOTE:  DATA AS OF 9/30/02


[SEACOAST LOGO]                        14         [BAY STATE BANCORP, INC. LOGO]

MAINTAINS EXCELLENT ASSET QUALITY

                                              SCFS              BYS           PRO FORMA
                                        ---------------- ---------------- ----------------
Non-Performing Assets / Assets                    0.33%            0.03%            0.28%
Non-Performing Assets / Gross Loans               0.42%            0.03%            0.36%
LLR / Non-Performing Loans                      297.58%         3252.05%          335.81%
LLR / Gross Loans                                 1.15%            0.97%            1.12%

---------------
NOTE:  DATA AS OF 9/30/02


[SEACOAST LOGO]                        15         [BAY STATE BANCORP, INC. LOGO]

DEPOSIT MIX

                                                 % OF             % OF                 % OF
                                        SCFS     TOTAL    BYS     TOTAL    PRO FORMA   TOTAL
                                     ----------  -----  --------  -----    ----------  -----
($000'S)
NON-INT. BEARING DEPOSITS            $  234,002   9.6%  $ 23,620   6.6%    $  257,622   9.2%

MONEY MARKET & NOW                      861,823  35.4%   176,818  49.6%     1,038,641  37.2%

PASSBOOK & SAVINGS                      311,769  12.8%    37,820  10.6%       349,589  12.5%

TERM DEPOSITS                         1,025,951  42.2%   118,030  33.1%     1,143,981  41.0%
                                     ----------         --------           ----------

TOTAL DEPOSITS                       $2,433,545         $356,288           $2,789,833
                                     ==========         ========           ==========

---------------
NOTE:  DATA AS OF 9/30/02


[SEACOAST LOGO]                        16         [BAY STATE BANCORP, INC. LOGO]

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SUMMARY

     o    Bay State is a solid, profitable franchise

     o Logical, low risk entry opportunity to expand into demographically attractive Boston Metro Area markets

     o    Immediately accretive to both new GAAP and cash EPS

     o    Effective use of excess capital versus buyback or de novo branching

     o Consistent with our strategy of pursuing in-market or contiguous acquisitions of high quality franchises

     o Bay State has excellent asset quality due to a conservative credit focus

     o    Seacoast has a proven track record of integrating acquisitions


[SEACOAST LOGO]                        17         [BAY STATE BANCORP, INC. LOGO]

APPENDIX - ADVISORS

                          SEACOAST                 BAY STATE
                      ---------------    -----------------------------
Investment Banking    Ryan Beck & Co.    Sandler O'Neill & Partners LP


Legal                  Foley Hoag LLP    Muldoon Murphy & Faucette LLP


[SEACOAST LOGO]                        18         [BAY STATE BANCORP, INC. LOGO]